SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

ZUNICOM, INC.

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Zunicom, Inc.

William Tan, Chief Executive Officer

John Rudy, Chief Financial Officer

(Name of Person Filing Statement)

(CUSIP Number of Class of Securities)

John Rudy

Chief Financial Officer

Zunicom, Inc.

4315 W. Lovers Lane

Dallas, Texas 75209

(214)352-8674

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

with a copy to:

George Lander, Esq.

Morse, Zelnick, Rose & Lander, LLP

405 Park Avenue

Suite 1401

New York, NY 10022

(212) 838-4179)

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:      ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:      ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$ 5,000	$0.58

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $5,000 by the Issuer in lieu of fractional shares immediately following a 1-for-12 reverse stock split to holders of fewer than 12 shares of the issuers common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the currently estimated price of $.65 per pre-split share and 7.692 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $5,000 and 0.0001146.

☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$0.58
Form or Registration No.	Schedule 13E-3
Fililng Party	Zunicom, Inc.
Date Filed	February 10, 2012

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Zunicom, Inc. (the “Company”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)                 Name and Address. Zunicom, Inc. is the subject company. Its principal executive office is located at 4315 W. Lovers Lane, Dallas, Texas 75209 and its telephone number is (214) 352-8674

(b) Securities. As of January 31 2012, there were 9,901,257 outstanding shares of common stock, par value $0.01, of the Company (“Common Stock”).

(c) Trading Market and Price. The information set forth in the Information Statement under the caption “Market Related Information; Dividend Policy” is incorporated herein by reference.

(d) Dividends. The information set forth in the Information Statement under the caption “Market Related Information; Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. There have been no underwritten public offerings of the subject securities for the past three years.

(f) Prior Stock Purchases. None

Item 3. Identity And Background Of The Filing Person.

(a) Name and Address. Zunicom, Inc., the subject company, is the filing person of this Schedule 13E-3. Its principal business office is located at 4315 W. Lovers Lane, Dallas, Texas 75209 and its telephone number is (214) 352-8674. The directors of the Company are: William Tan, Ian Edmonds and John Rudy. The executive officers of the Company are William Tan (Chief Executive Officer), and John Rudy (Chief Financial Officer). The address of each officer and director is 4315 W. Lovers Lane, Dallas, Texas 75209 and its telephone number is (214) 352-8674.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. With respect to each current officer and director of the Company:

William Tan has been chairman of the board of directors and chief executive officer since January 1999. He has served as the chairman of Zunicom since February 1997 and of AlphaNet since October 1999. Mr. Tan’s principal business has been private investments and he has held senior executive positions in a number of financing, insurance, textile, property development and related businesses. Mr. Tan is the father-in-law of Ian Edmonds.

Ian Colin Edmonds has been a director since January 1999, and from July 1997 through December 2006 served as an officer, first as vice president and from April 2003 as executive vice president. He also served as a director of AlphaNet from October 1999 through December 2006. Mr. Edmonds is currently the chief executive officer of UPG in which the Company holds a 41% interest. Mr. Edmonds holds a Bachelors Degree in Marketing with a Minor in Statistics from the University of Denver. Mr. Edmonds is the son-in-law of William Tan.

John Rudy was elected to serve as a director in October, 2006. He is founder and owner and has been President since 1992, of Beacon Business Services, Inc., Matawan, New Jersey, a consulting firm specializing in providing financial, accounting and business advisory services to small companies. From August 1998 through April 2000 Mr. Rudy served as interim chief financial officer of Hometown Auto Retailers, Inc., a publicly-traded automobile dealer group. From August 2005 until May 2006 he served as interim chief financial officer of Sona Mobile Holdings Corp., a publicly-traded wireless technology company. From July 2005 to August 2008, Mr. Rudy served as a director of AdStar, Inc., a publicly-traded company engaged in internet ad placement products and services. From May 2005 to May 2008, he served as a director of Trey Resources, Inc., a publicly-traded software reseller. From May 2005 to October, 2011 Mr. Rudy served as a director of Jesup & Lamont, Inc., a publicly-traded broker-dealer. Mr. Rudy received an M.B.A. from Emory University and a B.S. in economics from Albright College and is a certified public accountant in New York State.

No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

Mr. Tan is a citizen of Malaysia.

Messrs. Edmonds and Rudy are citizens of the United States.

Item 4. Terms Of The Transaction.

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors,” “Description of the Reverse/Forward/Stock Split,” “Costs/Source of Funds and Expenses,” “Federal Income Tax Consequences of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split—Withdrawal” is incorporated herein by reference].

(b) Purchases. No securities are to be purchased from any officer, director or affiliate of the subject company.

(c) Different Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split” and “Structure of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock – Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations And Agreements.

(a) Transactions. Not Applicable

(b) Significant Corporate Events. Not Applicable.

(c) Negotiations or Contacts. Not Applicable.

(d) Agreements Involving the Company’s Securities. Not Applicable

Item 6. Purposes Of The Transaction And Plans Or Proposals.

(b) Use of Securities Acquired. The fractional shares acquired in the Reverse/Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c) Plans.

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(6) Not Applicable.

(7) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors—Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors—Impact of the Reverse/Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(8) The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors—Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors—Impact of the Reverse/Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons And Effects.

(a)                 Purposes. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” and “Special Factors—Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors—Disadvantages of Deregistration,” “Special Factors—Advantages of Deregistration” “Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Costs /Source of Funds and Expenses” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 8. Fairness Of The Transaction.

(a) Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors—Alternatives Considered,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors—Alternatives Considered,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split—Vote Required” is incorporated herein by reference.

(d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Background of the Reverse/Forward Stock Split,” “Description of the Reverse/Forward Stock Split—Vote Required” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals And Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split—Fairness Opinion,” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and in Exhibits B and C to the Information Statement and in Exhibits (c.3) and (c.4) to this Schedule 13E-3 is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors—Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split—Fairness Opinion,” “Fairness of the Reverse/Forward Stock Split—Opinion of Sutter Securities” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and in Annex B and in Exhibits (c.3) and (c.4) to this Schedule 13E-3 is incorporated herein by reference.

(c) Availability of Documents. The opinion of Value Incorporated, which is attached as Annex [B] to the Information Statement, to this Schedule 13E-3, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source And Amounts Of Funds Or Other Consideration.

(a) Source of Funds. The information set forth in the Information Statement under the caption “Costs/Source of Funds and Expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Information Statement under the caption “Costs/Source of Funds and Expenses” is incorporated herein by reference.

(c) Expenses. The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Impact of the Reverse/Forward Stock Split,” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

Item 11. Interest In Securities Of The Subject Company.

(a) Security Ownership. The information set forth in the Information Statement under the captions “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None.

Item 12. The Solicitation Or Recommendation.

(a) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Background of the Reverse/Forward Stock Split,” Description of the Reverse/Forward Stock Split—Vote Required” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b) Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors—Background of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 13. Financial Statements.

(a)	Financial Statements.

(1)                 The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(2)                 The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(3)                 The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(4)                 The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(b)	Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

(a)                 Solicitations or Recommendations. Not Applicable.

(b) Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

(c) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits.

(a) The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) Not applicable.

(c) (1) The Opinion of Value Incorporated, dated January 12, 2012, 2011, filed as Exhibit B to the Information Statement filed concurrently with this form is incorporated herein by reference.

(2) The Fair Market Value of a single Common Share of Zunicom as of November 9, 2011, prepared January 11, 2012 by Value Incorporated.

(3) Presentation to the Board of Directors of Zunicom by Value Incorporated.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ZUNICOM, INC.
By:	/s/ John Rudy John Rudy Title: Chief Financial Officer
/s/ John Rudy John Rudy
/s/ William Tan William Tan

Dated June 29, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).

(c.1)	The Opinion of Value Incorporated, dated Januar6y 12, 2012 (filed as Exhibit B to the Information Statement filed concurrently with this form and incorporated herein by reference).

(c2)	The Fair Market Value of a single Common Share of Zunicom as of November 9, 2011, prepared January 11, 2012 by Value Incorporated[1].

(c3)	Presentation to the Board of Directors of Zunicom by Value Incorporated[2].

1 Previously filed

2 Previously filed